Exhibit 99.1



                      AMENDMENT TO WILD OATS MARKETS, INC.
                           1996 EQUITY INCENTIVE PLAN


On August 19, 1996, the Board of Directors of Wild Oats Markets, Inc. (the "Company") adopted the 1996 Equity Incentive Plan (the "Plan") under which the Company may, from time to time, issue options exercisable for shares of the Common Stock, stock bonuses and rights to purchase restricted Common Stock of the Company.

                                    RECITALS

A. The Board of Directors of the Company resolved on February 10, 1998 to increase the number of shares of the Company's Common Stock reserved for issuance upon the exercise of stock options granted under the Plan, by 825,000 shares.

B. Shareholder approval to amend the Plan by increasing by 825,000 the number of shares of the Company's Common Stock reserved for issuance under the Plan upon the exercise of stock options granted under the Plan was requested and given at the Shareholders Annual Meeting on May 4, 1998.

                                    AMENDMENT

1. Section 4 of the Plan is hereby amended to insert "Two million sixty thousand one hundred forty seven (2,060,147) shares" as the number of shares reserved for issuance upon the exercise of options granted under the Plan. This number reflects the original amounts reserved under Plan on a post-split basis adjusting for splits in October 1996 and January 1998, plus the additional 825,000 shares of common stock referenced in the recitals to this Amendment.

2. The foregoing amendment is effective as of May 4, 1998.

3. Except as set forth, the Plan remains unchanged.



/s/ Mary Beth Lewis
Assistant Secretary